

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

<u>Via E-Mail</u>
Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio
3142 São Paulo, SP 01402-901
Brazil

> Re: **Brazilian Distribution Company**
> **Form 20-F for the fiscal year ended December 31, 2012**
> **Filed April 26, 2013**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Daniela Sabbag, Investor Relations Officer
    Andrew B. Janszky, Milbank, Tweed, Hadley & McCloy, LLP